Filed by PRA Health Sciences, Inc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PRA Health Science,

Commission File No. 001-36732

Date: February 24, 2021

The following communication was made by PRA Health Sciences, Inc., to its employees on February 24, 2021.

Acquisition Announcement: Frequently Asked Questions for Employees

*FOR INTERNAL USE ONLY – DO NOT DISTRIBUTE

General Questions:

1.	What exactly does the announcement mean?

ICON announced on February 24, 2021 entry into an agreement to acquire PRA. The transaction is subject to regulatory, government and shareholder approval, which is expected to be finalized in the third quarter of 2021.

Until approval is granted, the two companies will operate independently, and nothing will change for PRA employees. The companies must not exchange any commercially-sensitive information. Commercially-sensitive information includes current or future pricing, vendor costs, marketing plans or sales strategies, cost information, future hires, customer lists and profit margins.

Once approval is granted and the transaction closes, integration planning will begin.

2.	Why is this deal happening now?

The industry is consolidating. The timing is right for the proactive union of two strong companies to create the world’s leading healthcare intelligence and clinical research organization with the potential to continue to expand our capabilities moving forward.

3.	What is the goal for this transaction?

The purpose of this transaction is to combine two large, high-quality, innovative and growing organizations to create the world’s leading healthcare intelligence and clinical CRO. The combined organization will be in the best position to meet market demands and provide our clients with a broader service offering, greater therapeutic depth and geographic coverage, and enhanced solutions. It will also expand career development and growth opportunities for employees.

4.	Once the transaction closes, who will lead the integration plan?

The integration planning leads will be announced prior to closing.

5.	Who will lead the combined organization?

ICON Chief Executive Officer Dr. Stephen Cutler will lead the combined organization.

6.	What will the name of the combined organization be?

Details of the nomenclature and other details of company branding used by the organization will be discussed during the post-closing integration period.

7.	Where will headquarters of the combined organization be?

Following the transaction closing, headquarters will be in Dublin, Ireland.

8.	Why did ICON think PRA was an attractive partner?

PRA has a strong track record of executing, both operationally and financially; we have market-leading businesses and technology, including our DCT-enabling and commercial connected health platforms, real world data and information solutions, market-leading Strategic Solutions business, market-leading position and vast experience with biotech companies, strong leadership, incredible talent, and a similar culture to ICON.

9.	How does this impact Book 3 and/or our transition to a Healthcare Intelligence Organization? Does ICON share the same mission and vision?

While Book 3 will come to a successful completion, our next step is our transition to an HIO and the continued evolution of clinical trials to achieve our mission of bringing clinical trials as a care option for all patients. Consistent with PRA’s vision and mission, the union of our two high-quality, innovative, growing organizations with similar cultures and values will create the world’s leading healthcare intelligence and clinical CRO.

10.	What are the cultural differences and similarities between our organizations?

While our companies have a different heritage, ICON and PRA share a common culture focused on operational excellence, technology and innovation, people development and customer delivery.

11.	Will we operate as two separate companies or is it expected that we will fully integrate post-closing?

Until closing, ICON and PRA will operate as separate and independent companies. After closing, the two organizations will embark on an exciting journey to become the world’s leading healthcare intelligence and clinical CRO. We expect to remain laser focused on how best to serve our customers, patients and our team members before and after the deal closes. As we move through the integration planning process, we will communicate regularly with employees and share information about how the combined companies will operate together.

12.	Will there be any changes with our current and potential clients? Will any contractual changes need to be made?

Prior to closing, both companies will operate independently. After closing, we will review our respective contracts to determine if any changes need to be made.

13.	How much overlap is there between the PRA and ICON client bases?

The combination of ICON and PRA provides a unique opportunity to broaden our respective client experience. We believe the client rosters between ICON and PRA are complementary. We will have a very diversified client portfolio with no single client making up more than 10 percent of our combined revenues. We look forward to sharing more information as we move through the integration planning process.

14.	If I am responsible for managing a client account what/when/how should I be communicating regarding this transaction?

This is a very positive change for both the ICON and PRA organizations, and we are excited to share the changes with our customers. In the immediate term, a detailed communication plan has been prepared and shared with client leads, so that we are well-equipped to provide information about the change and how it will benefit each of our clients and partners. Before closing, this will be coordinated and led by the Business Development team with support from Corporate Communications. If you receive questions from a customer, please direct them to client leadership within your division.

15.	Are there any limitations that we can expect between signing and closing? How should we handle, for example, renewals of existing contracts or partnerships?

Prior to closing, PRA will operate as usual. If you have a contract or vendor renewal, please work with your manager on the appropriate way to handle.

16.	In the interim period between now and when the transaction closes, how should the PRA and ICON businesses interact?

Until the transaction closes, PRA and ICON will operate independently. We encourage all employees to remain focused on your current deliverables so that our business does not miss a beat. Each of our organizations has a strong client base and commitments that we need to keep and deliver for those clients.

Employees should not initiate contact with ICON prior to closing. Should you have any questions or be contacted by anyone from ICON, please direct these questions and contacts to your division’s management.

17.	If I am contacted by an external party or the media about the transaction how should I respond?

PRA employees are not permitted to speak with members of the media. All media inquiries must be managed by Corporate Communications. If you receive media inquiries, please direct them to Laurie Hurst -- CorpComm@prahs.com.

18.	Who can I contact if I have questions?

Please reach out to your functional manager and team leaders with questions. In the coming weeks, PRA will be sharing frequent updates with employees, and many of the questions that can be answered before closing will be.

19.	What should I share on social media regarding the news?

ICON and PRA will be publishing an approved set of social media posts on InsidePRA that clearly communicate the benefits of the combined company.

Prior to that time, if PRA employees are compelled to share the news on personal or professional social media channels, you can share published social media content from PRA or ICON. Please ensure that all information in your social media content is consistent with the announcement from ICON. Also ensure that your social media messages are professional and high standards of civility are maintained. In keeping with PRA’s employee code of conduct, you may not disclose any confidential company information.

An example of a social media post on LinkedIn or Facebook:

“@ICON has announced an agreement to acquire @PRAHealthSciences. This is an exciting opportunity for both companies as we create a new paradigm for advancing drug development and bringing clinical research to patients. Read more about it below. Here’s to great things ahead!” https://www.iconplc.com/news-events/press-releases/icon-to-acquire-pra-health-sciences/

An example of a shortened social media post for Twitter:

“Exciting news: @ICON has announced an agreement to acquire @PRAHealthSciences. Read more about it below. Here’s to great things ahead!” https://www.iconplc.com/news-events/press-releases/icon-to-acquire-pra-health-sciences/

Workforce Questions:

20.	What are the immediate implications to PRA employees?

This is a very exciting opportunity for PRA and its employees. The combined organizations will be a leading healthcare intelligence and clinical CRO affording greater opportunities for our customers and employees. In the meantime, as we work through the transition our focus should be on continuing to execute and deliver for our customers and patients. The successful new business awards in 2020 means that we will continue to hire and grow during this period.

During the period between the announcement and the closing of the transaction both organizations must operate separately and independently. PRA will continue to operate “business as usual” with no significant changes anticipated.

21.	Will my manager or leadership team change?

There will be no changes to your manager or leadership team at this time.

22.	Should I expect any changes to my roles and responsibilities between signing and closing?

PRA employees are the company’s greatest asset, and we count on each of you to support our business success. We will continue to operate business as usual for the foreseeable future, with no significant changes in our employees’ roles and responsibilities expected. It is important to stay focused in order to ensure that we are continuing to meet our commitments to our customers.

23.	ICON is based in Ireland, are we expecting that a significant number of positions may be relocated in the future?

While the headquarters is based in Ireland, each company operates in locations around the world and has a large global footprint. As a part of the integration planning activities, we will assess if any geographical changes need to be made.

24.	How will remote employees be impacted? Should we expect that if we are remote will we continue to be allowed to work from home?

For now, we do not expect any changes for remote or home-based employees, particularly while we continue to work through the implications of COVID-19.

25.	Will we be imposing a hiring freeze?

Quite the opposite. We are experiencing high growth in terms of hiring, and we anticipate that we will continue to fill our open requisitions, particularly as it relates to our client-facing roles. If you have hiring needs, please work with your manager and HR business partner on the appropriate process for your requisition(s).

26.	Are there any changes to the current travel policies or protocols?

No, there will be no changes to current travel policies or protocols.

Compensation and Benefits Questions:

27.	We just announced that we are beginning planning for 2021 Merit/Promotions on March 1st. Will that budget or timeline change?

We are excited to be able to provide funding for merit increases and promotions in 2021. This reflects our continued investment in our employees and their strong performance during the prior year. The transaction will not impact our merit and promotion cycle. We are moving forward with our compensation planning processes as announced.

28.	How are we handling employees that hold shares under the Employee Stock Purchase Plan?

Shares purchased under the ESPP that are currently held by employees will receive the same consideration as our stockholders in the deal. More information will be shared regarding this transition closer to the closing date.

29.	Are there any changes we can expect to benefits programs between now and closing?

There are no changes anticipated to PRA employee benefits before closing.

30.	Do we expect any changes to the holiday schedule in 2021?

There are no changes anticipated to the PRA holiday schedule for 2021.

31.	Will my title change?

At this time, there will be no changes to current PRA titles. This may be evaluated in the future as a part of integration planning activities.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.